UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1/

VITAL IMAGES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title or Class of Securities)

92846N104 (CUSIP Number)

February 17, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1/	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92846N104	13G	Page 2 of 5

1

NAMES OF REPORTING PERSONS*

            Kairos Partners II Limited Partnership

            Kairos Partners III Limited Partnership

            John F. White

            James F. Rice

            Kenneth L. Wolfe

            Foster L. Aborn

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4

CITIZENSHIP OR PLACE OF ORGANIZATION

            Kairos Partners II Limited Partnership — Delaware limited partnership

            Kairos Partners III Limited Partnership — Delaware limited partnership

            John F. White — United States citizen

            James F. Rice — United States citizen

            Kenneth L. Wolfe — United States citizen

            Foster L. Aborn — United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

                Kairos Partners II Limited Partnership — 0 shares

                Kairos Partners III Limited Partnership — 0 shares

                John F. White — 0 shares

                James F. Rice — 0 shares

                Kenneth L. Wolfe — 0 shares

                Foster L. Aborn — 0 shares

  6    SHARED VOTING POWER

                Kairos Partners II Limited Partnership — 459,200 shares

                Kairos Partners III Limited Partnership — 324,000 shares

                John F. White — 783,200 shares

                James F. Rice — 783,200 shares

                Kenneth L. Wolfe — 783,200 shares

                Foster L. Aborn — 783,200 shares

                Refer to Item 4 below.

  7    SOLE DISPOSITIVE POWER

                Kairos Partners II Limited Partnership — 0 shares

                Kairos Partners III Limited Partnership — 0 shares

                John F. White — 0 shares

                James F. Rice — 0 shares

                Kenneth L. Wolfe — 0 shares

                Foster L. Aborn — 0 shares

  8    SHARED DISPOSITIVE POWER

                Kairos Partners II Limited Partnership — 459,200 shares

                Kairos Partners III Limited Partnership — 324,000 shares

                John F. White — 783,200 shares

                James F. Rice — 783,200 shares

                Kenneth L. Wolfe — 783,200 shares

                Foster L. Aborn — 783,200 shares

                Refer to Item 4 below.

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Kairos Partners II Limited Partnership — 459,200 shares

            Kairos Partners III Limited Partnership — 324,000 shares

            John F. White — 783,200 shares

            James F. Rice — 783,200 shares

            Kenneth L. Wolfe — 783,200 shares

            Foster L. Aborn — 783,200 shares

            Refer to Item 4 below.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Kairos Partners II Limited Partnership — 3.9%**

            Kairos Partners III Limited Partnership — 2.8%

            John F. White — 6.7%

            James F. Rice — 6.7%

            Kenneth L. Wolfe — 6.7%

            Foster L. Aborn — 6.7%

            Refer to Item 4 below.

12

TYPE OF REPORTING PERSON (See Instructions)

            Kairos Partners II Limited Partnership — PN

            Kairos Partners III Limited Partnership — PN

            John F. White — IN

            James F. Rice — IN

            Kenneth L. Wolfe — IN

            Foster L. Aborn — IN

*	This Amendment No. 1 to Schedule 13G is being filed in order to include as Reporting Persons Kairos Partners II Limited Partnership and Kairos Partners III Limited Partnership, the entities that hold the shares reported herein. The number of shares reported herein as beneficially owned is as of March 7, 2005.
**	All percentage ownerships reported herein are based on 11,775,529 shares of Common Stock issued and outstanding as of November 8, 2004, as reported by Vital Images, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, filed with the Securities and Exchange Commission on November 22, 2004.

CUSIP No. 92846N104	13G	Page 3 of 5

ITEM 1	(a).	NAME OF ISSUER:
Vital Images, Inc.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3300 Fernbrook Lane N., Suite 200, Plymouth, Minnesota 55447

ITEM 2	(a).	NAME OF PERSON FILING:

Kairos Partners II Limited Partnership

Kairos Partners III Limited Partnership

John F. White

James F. Rice

Kenneth L. Wolfe

Foster L. Aborn

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is 600 Longwater Drive, Suite 204, Norwell, MA 02061.

ITEM 2	(c).	CITIZENSHIP:

Kairos Partners II Limited Partnership — Delaware limited partnership

Kairos Partners III Limited Partnership — Delaware limited partnership

John F. White — United States citizen

James F. Rice — United States citizen

Kenneth L. Wolfe — United States citizen

Foster L. Aborn — United States citizen

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share

ITEM 2	(e).	CUSIP NUMBER:

92846N104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ Parent holding company or control person, in accordance with Rule 13d-1(b) (1)(ii)(G).

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 92846N104	13G	Page 4 of 5

ITEM 4.	OWNERSHIP:***

	(a)	Amount beneficially owned:

Kairos Partners II Limited Partnership — 459,200 shares

Kairos Partners III Limited Partnership — 324,000 shares

John F. White — 783,200 shares

James F. Rice — 783,200 shares

Kenneth L. Wolfe — 783,200 shares

Foster L. Aborn — 783,200 shares

	(b)	Percent of class:

Kairos Partners II Limited Partnership — 3.9%

Kairos Partners III Limited Partnership — 2.8%

John F. White — 6.7%

James F. Rice — 6.7%

Kenneth L. Wolfe — 6.7%

Foster L. Aborn — 6.7%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

Kairos Partners II Limited Partnership — 0 shares

Kairos Partners III Limited Partnership — 0 shares

John F. White — 0 shares

James F. Rice — 0 shares

Kenneth L. Wolfe — 0 shares

Foster L. Aborn — 0 shares

(ii) Shared power to vote or direct the vote:

Kairos Partners II Limited Partnership — 459,200 shares

Kairos Partners III Limited Partnership — 324,000 shares

John F. White — 783,200 shares

James F. Rice — 783,200 shares

Kenneth L. Wolfe — 783,200 shares

Foster L. Aborn — 783,200 shares

(iii) Sole power to dispose or to direct the disposition of:

Kairos Partners II Limited Partnership — 0 shares

Kairos Partners III Limited Partnership — 0 shares

John F. White — 0 shares

James F. Rice — 0 shares

Kenneth L. Wolfe — 0 shares

Foster L. Aborn — 0 shares

(iv) Shared power to dispose or to direct the disposition of:

Kairos Partners II Limited Partnership — 459,200 shares

Kairos Partners III Limited Partnership — 324,000 shares

John F. White — 783,200 shares

James F. Rice — 783,200 shares

Kenneth L. Wolfe — 783,200 shares

Foster L. Aborn — 783,200 shares

***     Shares reported herein as beneficially owned by Messrs. White, Rice, Wolfe and Aborn represent shares held by Kairos Partners II Limited Partnership and Kairos Partners III Limited Partnership (collectively, the “Partnerships”). Each of Messrs. White, Rice, Wolfe and Aborn is a member of the investment committee of each of the Partnerships. Such committee has voting and investment power over the shares reported herein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92846N104	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2005

KAIROS PARTNERS II LIMITED PARTNERSHIP

By:	KAIROS II LLC, its General Partner

By:	KAIROS MASTER GP LLC, its Sole Member

By:	/s/ John F. White
John F. White
Voting Member

KAIROS PARTNERS III LIMITED PARTNERSHIP

By:	KAIROS III LLC, its General Partner

By:	KAIROS MASTER GP LLC, its Sole Member

By:	/s/ John F. White
John F. White
Voting Member

JOHN F. WHITE

/s/ John F. White
John F. White

JAMES F. RICE

/s/ James F. Rice
James F. Rice

KENNETH L. WOLFE

/s/ Kenneth L. Wolfe
Kenneth L. Wolfe

FOSTER L. ABORN

/s/ Foster L. Aborn
Foster L. Aborn

Exhibit 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

This Amended and Restated Joint Filing Agreement, dated as of March 7, 2005, is by and among Kairos Partners II Limited Partnership, Kairos Partners III Limited Partnership, John F. White, James F. Rice, Kenneth L. Wolfe and Foster L. Aborn (collectively, the “Kairos Filers”).

Each of the Kairos Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.01 per share, of Vital Images, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Amended and Restated Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Amended and Restated Joint Filing Agreement may be terminated by any of the Kairos Filers upon one week’s prior written notice or such lesser period of notice as the Kairos Filers may mutually agree.

Executed and delivered as of the date first above written.

KAIROS PARTNERS II LIMITED PARTNERSHIP

By:	KAIROS II LLC, its General Partner

By:	KAIROS MASTER GP LLC, its Sole Member

By:	/s/ John F. White
John F. White
Voting Member

KAIROS PARTNERS III LIMITED PARTNERSHIP

By:	KAIROS III LLC, its General Partner

By:	KAIROS MASTER GP LLC, its Sole Member

By:	/s/ John F. White
John F. White
Voting Member

JOHN F. WHITE

/s/ John F. White
John F. White

JAMES F. RICE

/s/ James F. Rice
James F. Rice

KENNETH L. WOLFE

/s/ Kenneth L. Wolfe
Kenneth L. Wolfe

FOSTER L. ABORN

/s/ Foster L. Aborn
Foster L. Aborn